Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province, People’s Republic of China 362000

February 18, 2022

Via Edgar Correspondence

Mr. Nicholas Lamparski

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted January 14, 2022 CIK No. 0001876766

Dear Mr. Lamparski,

This letter is in response to the letter dated January 26, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 4 of the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted January 14, 2022

Cover Page

1. We note your amended disclosure in response to comment 3, and reissue the comment in part. Please clarify whether the company or its subsidiaries have made any transfers, dividends, or distributions to investors, or investors have made transfers, dividends or distributions to these entities. If so, quantify the amounts, where applicable. The current disclosure indicates that “[a]s of the date of this prospectus, no other cash or asset transfers have occurred among the Company and its subsidiaries,” which does not cover any transfers, dividends, or distributions the company or its subsidiaries may have made to investors, or that investors have made to the company or its subsidiaries.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page to clarify that other than the dividend payments of RMB30 million (approximately $4.3 million) and RMB50 million (approximately $7.2 million) made by Lichen Zixun to the then shareholders, who are PRC individuals, during the fiscal years ended December 31, 2020 and 2019, there are no other transfers, dividends, or distributions made by the Company or its subsidiaries to investors and no transfers, dividends, or distributions made by the investors to the Company or its subsidiaries as of the date of this prospectus.

2. Where you note that you are a Cayman Islands holding company, please also disclose that you are not a Chinese operating company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in Amendment No. 4 of the Registration Statement to disclose that Lichen China Limited is a Cayman Islands holding company and is not a Chinese operating company.

Prospectus Summary

Overview, page 2

3. We note your amended disclosure in response to comment 3, and we reissue in part. Please disclose each permission or approval that your PRC subsidiaries have obtained in order to operate your business in compliance with the relevant PRC laws and regulations in the PRC. In this regard, we note that the current disclosure on page 2 only discusses the business license and agency bookkeeping license. If these are the only permissions or approvals that your PRC subsidiaries are required to obtain to conduct your business, please revise your disclosure to state as much, otherwise please disclose each permission or approval. Please also clarify whether Lichen China Limited is required to obtain any permissions or approvals from any Chinese authorities to operate your business, given your disclosure on page 2 only speaks to permissions and approvals your PRC subsidiaries are required to obtain to operate your business. To the extent Lichen China Limited is required to obtain any permissions or approvals from any Chinese authorities to operate your business, please revise to disclose each permission or approval. Further, please revise your disclosure to affirmatively state that you and your subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or Cyberspace Administration of China (CAC), as you have in your risk factor disclosure on pages 31 and 37. Lastly, please revise to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that you and your subsidiaries are not required to obtain any approvals or permissions from Chinese or other authorities, including the CSRC, CAC, or any other governmental entity, to operate your business or offer the securities being registered to foreign investors.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in the prospectus summary on page 2 of Amendment No. 4 of the Registration Statement to state that the business license and agency bookkeeping license are the only two permissions that our PRC subsidiaries are required to obtain to conduct our business. In addition, Lichen China Limited is not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this prospectus. Further, we respectfully advise the Staff that we have revised our disclosure to affirmatively state that we and our subsidiaries are not covered by permissions requirements from CSRC or CAC. Finally, we have revised our disclosure to describe the consequences to us and our investors if we or our subsidiaries inadvertently conclude that we and our subsidiaries are not required to obtain any approvals or permissions from Chinese or other authorities, including the CSRC, CAC, or any other governmental entity, to operate our business or offer the securities being registered to foreign investors.

Corporate Structure, page 2

4. Please revise the diagram shown here to identify the person or entity that owns the equity in each depicted entity, and clarify if each entity is 100% owned by the entity shown above it in the diagram. Please also identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Please also indicate the jurisdiction of incorporation for each entity, and clearly delineate which entities operate in China and which operate outside of China. We also note the disclosure indicating that this is your corporate structure prior to completion of the offering. To the extent your corporate structure will differ after the offering, please include a diagram showing the post-offering structure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the corporate structure on page 3 and page 87 of Amendment No. 4 of the Registration Statement to identify the person or entity that owns the equity in each depicted entity, and clarify that each entity is 100% owned by the entity shown above it in the diagram. Also, we have revised to identify clearly the entity in which investors are purchasing their interest and the entities in which our operations are conducted. In addition, we respectfully advise the Staff that we have revised to indicate the jurisdiction of incorporation for each entity, and clearly delineate which entities operate in China and which operate outside of China. Finally, we have revised our disclosure to clarify that this corporate structure illustrates the corporate structure of the Company as of the date of this prospectus and upon completion of this offering.

Summary of Risk Factors

Risks Related to Doing Business in China, page 8

5. Please revise your disclosure stating that the approval of the China Securities Regulatory Commission may be required in connection with this offering to reflect your disclosure elsewhere that you are not currently required to obtain any approval from the CSRC, to the extent accurate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the summary of risk factors on page 9 in Amendment No. 4 of the Registration Statement to reflect our disclosure elsewhere that we are not currently required to obtain any approval from the CSRC.

Our office premises in Shanghai..., page 26

6. Please disclose the current status of the change of ownership registration referred to in this risk factor.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have revised the risk factor on page 29 in Amendment No. 4 of the Registration Statement to disclose the current status of the change of ownership registration of our office premises in Shanghai.

We are not currently required to obtain any approval..., page 31

7. Please revise your disclosure here and elsewhere that you discuss the CSRC approval to address the draft provisions issued on December 24, 2021. Please also explain why you will not be subject to CSRC approval because “Lichen Zixun were sino-foreign joint venture enterprise prior to the Legend Consulting HK’s acquisition of the 100% equity interest in Lichen Zixun,” as it is unclear how this relates to the CSRC approval prior to listing and trading on an overseas stock exchange.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have revised the risk factor on page 33 and the prospectus summary on page 11 in Amendment No. 4 of the Registration Statement to address the draft provisions issued on December 24, 2021. In addition, we have removed the language “Lichen Zixun were sino-foreign joint venture enterprise prior to the Legend Consulting HK’s acquisition of the 100% equity interest in Lichen Zixun,” as it is unrelated to the CSRC approval prior to listing and trading on an overseas stock exchange. We have revised this risk factor to disclose that we are not currently required to obtain any approval from the CSRC. However, the approval from the CSRC may be required in connection with this offering in the future, and, if required, the consequences that we may face.

We are not currently required to obtain any approval from the CAC..., page 37

8. You state that you do not believe you are subject to the CAC cybersecurity review because you do not possess a large amount of personal information, and data processed in your business does not have a bearing on national security. Please confirm, if true, that you are not a network platform operator holding more than one million users’ individual information, and for that reason believe you are not subject to the CAC review.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have revised the risk factor on page 40 in Amendment No. 4 of the Registration Statement to confirm that (i) we are not a network platform operator holding more than one million users’ individual information, and (ii) data processed in our business does not have a bearing on national security and thus we believe we are not subject to the CAC review.

Report of Independent Registered Public Accounting Firm, page F-23

9. We note your disclosure on page F-29 stating that on December 15, 2021, you executed a special resolution to change the par value of the ordinary shares from $0.0001 to $0.00004, and the resulting changes made to your financial statements. Considering that the report of your independent registered public accounting firm is dated August 12, 2021, please tell us the consideration of your independent public accounting firm of either dual dating its report or dating the report as of the later date. Refer to AS 3110.05.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our independent registered public accounting firm has revised its report on page F-23.

Audited Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019, page F-24

10. Please update your financial statements in accordance with Item 8(A)(4) of Form 20-F, or tell us why updating is not necessary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have submitted a request for waiver and representation under Item 8.A.4 of Form 20-F as Exhibit 99.5 to Amendment No. 4 of the Registration Statement.

General

11. Please update your disclosure throughout to provide information for the most recent fiscal year and/or the most recent practicable date, as required by Form 20-F. As examples only, we note that your compensation disclosure, related party transaction disclosure, and number of employees should be updated.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the executive compensation disclosure and number of employees for the most recent fiscal year on page 107 and 95 in Amendment No. 4 of the Registration Statement. We did not update any other disclosure since we will incorporate the latest financial statement for the year ended December 31, 2022 in our next amendment or once they are available and will revise the disclose accordingly at such time.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director

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